February 14, 2019

W.L. "Perch" Nelson
Director and Chief Executive Officer
American Hospitality Properties Fund IV, Inc.
5950 Berkshire Lane
Suite 850
Dallas, Texas 75225

       Re: American Hospitality Properties Fund IV, Inc.
           Draft Offering Statement on Form 1-A
           Submitted December 20, 2018
           CIK No. 0001759214

Dear Mr. Nelson:

       We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Draft Offering Statement submitted December 20, 2018

General

1. Please provide us, on a supplemental basis, with your template for future NAV disclosures.
2. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with your disclosure with respect to the
 W.L. "Perch" Nelson
FirstNameHospitality Properties Fund IV, Inc.
American LastNameW.L. "Perch" Nelson
Comapany NameAmerican Hospitality Properties Fund IV, Inc.
February 14, 2019
February 14, 2019 Page 2
Page 2
FirstName LastName
         availability of that exemption.
3. Please be advised that you are responsible for analyzing the applicability of the
         Investment Advisers Act of 1940 to your external manager.
4. Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust
         II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of
         Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.
5. We note that you may conduct a share repurchase program during the offering period.
         Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston
         & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of
         Trading and Markets at 202-551-5777.
Cover Page

6. Please revise your cover page to state that you are not an investment company and investors will not have the protections provided under the Investment Company Act of
         1940.
Management Compensation, page 47

7. Please revise your disclosure to estimate the amount of the acquisition fee and the financing fee, assuming the maximum offering amount and maximum leverage.
Conflicts of Interest
Allocation of Property Opportunities, page 51

8. Please revise your disclosure to briefly provide insight into the size of the competing funds.
Basis of Presentation, page F-7

9. We note that the financial statements have been prepared in conformity with the accounting and reporting guidance for investment companies. Please tell us how you meet the assessment described in paragraphs 946-10-15-4 through 15-9 of ASC Topic 946.
 W.L. "Perch" Nelson
American Hospitality Properties Fund IV, Inc.
February 14, 2019
Page 3


Offering Costs, page F-8

10. We note your disclosure of the costs that comprise your offering costs. Please tell us how these costs meet the definition of offering costs described in paragraph 946-20-20 of ASC
         Topic 946.
11. We note your disclosure on page 30 that the Manager will be entitled to reimbursement for offering and organization costs of approximately $1,250,000. Please revise to disclose the terms of this reimbursement obligation to the Manager. Also, disclose the amount of offering and organization costs incurred to date by the Manager.
        You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Daniel Gordon,
Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at
(202) 551-3799 or Jennifer Gowetski, Senior Counsel, at (202) 551-3401 with any other questions.



                                                              Sincerely,
FirstName LastNameW.L. "Perch" Nelson
                                                      Division of Corporation
Finance
Comapany NameAmerican Hospitality Properties Fund IV, Inc.
                                                      Office of Real Estate and
February 14, 2019 Page 3                              Commodities
FirstName LastName